[Letterhead of Cooley Godward Kronish LLP]
March 16, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 4-6
Washington, D.C. 20549
Attention: Mark P. Shuman
Re: Veraz Networks, Inc. Registration Statement on Form S-1 (File No. 333-138121)
Dear Mr. Shuman:
On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are electronically transmitting a conformed copy of Veraz’s Amendment No. 5 to its registration statement on Form S-1, marked to show changes from the registration statement filed with the Commission on March 1, 2007. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 5.
Amendment No. 5 is being filed in response to your letter dated March 15, 2007 (the “Letter”) setting forth the Staff’s comments regarding the registration statement.
The text of the Staff’s comments from the Letter has been included in this letter for your convenience. We have numbered each paragraph of the Letter as a separate comment, and have addressed the Letter. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.
General
1.	We note from your response to comment 2 of our letter dated February 23, 2007 that in addition to the sale of Series D convertible preferred stock on December 19, 2006, you also issued 1,054,710 shares of Series D convertible preferred stock on January 11, 2007. Revise to include a discussion of this issuance in a subsequent events footnote to your audited financial statements. Also, revise your disclosure throughout (e.g., pages 35 and 37) to include a discussion of the total deemed dividend that will be recorded upon effectiveness of the IPO taking into consideration all Series D preferred stock issuances.

The disclosure has been revised on pages 6, 35, 37, F-35 and F-36 in response to the comment.
Critical Accounting Policies and Estimates, page 42
Stock Based Compensation, page 46
2.	We note your response to our comment 3 of our letter dated February 23, 2007 where you provide the consideration you gave to retrospectively determining the value of options granted in October and December 2006. With regard to your October analysis, we note that you applied three separate quantitative methodologies in valuing such options — (1) updating portions of the August valuation; (2) reviewing the preliminary price estimates received by your underwriters and (3) treating the August valuation as establishing a market value for your common stock and applying changes in the price to earnings multiples. We further note that within each of these methodologies, you applied changes to the assumptions used in previous valuations such as reducing the discount for lack of marketability to 8% and increasing the weighted probability of an initial public offering to 100% and such changes contributed to the increase in the per-share valuation. We further note your response with regard to the October 11, 2006 valuation does not make reference to the Series D preferred stock issuance as consideration for the October valuation as is implied in your revised disclosure. Please revise your disclosure on page 46 to more clearly explain the methods and assumptions used in valuing the options issued in October and December 2006 as indicated in your response.
The disclosure has been revised on pages 46, 47 and F-18 in response to the comment.
Management, page 69
Board Independence and Phase-In, page 73
3.	We note your response to comment 8 of our letter dated February 8, 2007, which refers us to your response as set forth in your response letter dated February 16, 2007. The information you provided in the response letter should be included in your prospectus disclosure in locations as appropriate.

The disclosure has been revised on page 73 in response to the comment.
Executive Compensation, page 79
4.	With respect to your variable pay discussion, you state that your compensation committee retains “sole discretion to increase or decrease the annual bonus paid to [y]our named executive officers.” Please disclose whether such discretion has been exercised with respect to any named executive officer. Please further discuss the level of difficulty in achieving the corporate goals and milestones set out by your compensation committee. Please see Item 402(b)(2)(vi) of Regulation S-K and Instruction 4 to Item 402(b).

The disclosure has been revised on pages 81-82 in response to the comment.

5.	We note your response to comment 12 of our letter dated February 8, 2007. Revise to disclose in the prospectus the 25 companies that comprised the Radford Benchmark survey. See Item 402(b)(2)(xiv) of Regulation S-K.

The disclosure has been revised on page 80 in response to the comment.
Summary Compensation Table, page 83
6.	We note your reference to an employee education fund in footnotes (9) and (10) to your summary compensation table. Please provide a concise description of how the fund operates and address the nature of the personal benefits it affords to employees.

The disclosure has been revised on page 83 in response to the comment.
Grants of Plan-based Awards, page 85
7.	Please provide the maximum payout column pursuant to Item 402(d)(2)(iii) of Regulation S-K with respect to your non-equity incentive plan awards. Also, we note that you have excluded the threshold column from the table. Please confirm that the information required to be disclosed in this column is not required by operation of the plan or otherwise revise to provide the appropriate information required by Item 402(d)(2)(iii).

The disclosure has been revised on page 85 in response to the comment. We supplementally advise the Staff that our bonus program does not assure any executive of a minimum bonus regardless of the level if achievement by either the Company or an individual executive. Accordingly, we have excluded the threshold column from the non-equity incentive plan awards table.
Potential Payments Upon Termination or Change of Control, page 86
8.	Please elaborate on the basis for the selection of particular triggering events with respect to your severance and change of control obligations. Please see Item 402(b)(2)(xi) of Regulation S-K.

The disclosure has been revised on page 87 in response to the comment.

Certain Relationships and Related Transactions, page 100
9.	We note your response to comment 18 of our letter dated February 8, 2007, which indicates that your audit committee charter contains policies regarding the approval of related party transactions. Please disclose this in the prospectus and include a concise description of the policies and procedures for approving related party transactions. Refer to Item 404(b)(iv) of Regulation S-K.

The disclosure has been revised on page 104 in response to the comment.
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103 or to Tom Kennedy at (650) 843-5132.

Sincerely,
/s/ James F. Fulton, Jr.

James F. Fulton, Jr.

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